March 11, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Kim McManus, Senior Attorney, Office of Real Estate and Commodities

Re: Kenloc, Inc.

Draft Registration Statement on Form S-1 Amendment No. 4, Submitted March 11, 2019

CIK No. 0001742491

Dear Ms. McManus:

We are counsel to Kenloc, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has once again revised the Amended Registration Statement filed on Form S-1 (CIK No. 0001742491) (the “Registration Statement”) to address the staff’s comments set forth in the comment letter dated February 14, 2019. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

From the staff’s February 14, 2019 comment letter:

Cover Page

1. We note your response to comment 1. The third paragraph states that your shares will be sold at a fixed price of $0.375 until such time that your common stock is listed, traded on an exchange or quotation system, or quoted on the OTCBB. Please revise to clarify that you will sell the shares at the fixed price for the duration of the offering. Please similarly revise your disclosure on pages 12, 14, and 34. In addition, revise page 14 to delete reference to selling shares at market prices. [ASK: should we delete references to RESELLING SHAREHOLDERS selling at market prices?]

We have revised the Registration Statement accordingly.

Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

2. We note your response to comment 2. We note that your forum selection provision identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether your exclusive provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

In addition, please revise to clarify how the exclusive forum provision in Subscription Agreement is intended to operate with the exclusive forum provision in your articles of incorporation.

Our Stockholders have amended and restated the Articles of Incorporation and have removed the exclusive forum provision.

Exhibit 5.1

4. We note your response to comment 4 and reissue that comment. Your legality opinion refers to 3,000,000 shares being registered in this offering, rather than the 5,000,000 shares included in your fee table and on your cover page. Please revise to correctly refer to the number of shares being registered in this offering or explain why you made this revision.

We have revised the legal opinion accordingly.

Sincerely,

/s/Gerald Lau

Gerald Lau